Registration Statement No. 333-216462

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement

Dated March 9, 2017

(To Prospectus dated March 6, 2017)

Pricing Term Sheet

CINTAS CORPORATION NO. 2

PRICING TERM SHEET

Dated March 9, 2017

Issuer:	Cintas Corporation No. 2

Guarantors:	Cintas Corporation and the subsidiary guarantors

Description of Securities:	2.900% Senior Notes due 2022 (the “Notes due 2022”)	3.700% Senior Notes due 2027 (the “Notes due 2027”)	3.250% Senior Notes due 2022 (the “Additional Notes due 2022”)

Principal Amount Offered:	$650,000,000	$1,000,000,000	$50,000,000 (which will have identical terms (other than the public offering price, issue date and the initial interest payment date) and are intended to be fungible with and part of a single series of senior debt securities with the $250,000,000 aggregate principal amount of the Issuer’s 3.25% notes due 2022 issued on June 8, 2012 (the “Existing Notes due 2022”). The outstanding principal amount of the series of notes, after issuance of the Additional Notes due 2022, will be $300,000,000.

Coupon:	2.900% per annum	3.700% per annum	3.250% per annum

Interest Payment Dates:	In the case of the Notes due 2022 and the Notes due 2027, semi-annually on April 1 and October 1, commencing October 1, 2017. In the case of the Additional Notes due 2022, semi-annually on June 1 and December 1, commencing June 1, 2017, with interest accruing from December 1, 2016.

Maturity:	April 1, 2022	April 1, 2027	June 1, 2022

Treasury Benchmark:	1.875% due February 28, 2022	2.250% due February 15, 2027	1.875% due February 28, 2022

US Treasury Yield:	2.128%	2.596%	2.128%

Spread to Treasury:	80 basis points	115 basis points	80 basis points

Re-offer Yield:	2.928%	3.746%	2.928%

Initial Price to Public:	99.868%	99.616%	101.477% (plus $464,930.56 of accrued interest from December 1, 2016)

Underwriters’ Discount:	0.600%	0.650%	0.600%

Proceeds, before expenses, to us:	99.268%	98.966%	100.877%

Optional Redemption:	Prior to March 1, 2022, Make-Whole Spread: 15 basis points. On or after March 1, 2022, Cintas may redeem the Notes due 2022 at par.	Prior to January 1, 2027, Make-Whole Spread: 20 basis points. On or after January 1, 2027, Cintas may redeem the Notes due 2027 at par.	Prior to March 1, 2022, Make-Whole Spread: 30 basis points. On or after March 1, 2022, Cintas may redeem the Additional Notes due 2022 at par.

Special Mandatory Redemption:

Notes due 2022: In the event that the Acquisition (as defined in the Prospectus Supplement) is not consummated on or prior to November 30, 2017, or if prior to November 30, 2017, the Merger Agreement (as defined in the Prospectus Supplement) is terminated, subject to certain conditions, the Notes due 2022 will be subject to special mandatory redemption at a redemption price of 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest.

Offer to Repurchase:

Upon the occurrence of both (i) a change of control of Cintas and (ii) a downgrade of the Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Financial Services, LLC within a specified period, Cintas will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Qualified Reopening:

Cintas intends to treat the issuance of the Additional Notes due 2022 as part of the same issue as the $250,000,000 aggregate principal amount of 3.250% Senior Notes issued June 8, 2012 for U.S. federal income tax purposes. Assuming the issuance of the Additional Notes due 2022 will be so treated, the Additional Notes due 2022 will have the same issue date and the same issue price as the Existing Notes due 2022 for U.S. federal income tax purposes. Additionally, assuming the issuance of the Additional Notes due 2022 will be so treated, the Additional Notes due 2022 would be grandfathered from the application of the rules of the Foreign Account Tax Compliance Act.

Pre-Issuance Accrued Interest:

A portion of the purchase price paid by a holder for the Additional Notes due 2022 may be attributable to interest accrued prior to the issuance of the Additional Notes due 2022 (“pre-issuance accrued interest”). In this case, a holder may take the position that a portion of the first interest payment received by such holder equal to the amount of such pre-issuance accrued interest will be treated as a nontaxable return of such pre-issuance accrued interest to the holder. Further, under such position, in determining any gain or loss recognized by a holder in a taxable disposition of the Additional Notes due 2022, any amount attributable to such pre-issuance accrued interest would not be taken into account. Notwithstanding the foregoing, any pre-issuance accrued interest received by a Non-U.S. Holder (as defined under the “Material United States Federal Income Tax Considerations” in the Prospectus Supplement), however, may be treated as interest income by an applicable withholding agent and therefore may be subject to U.S. federal withholding tax. Non-U.S. Holders should consult their tax advisors regarding the possibility of claiming a refund with respect to any withholding imposed on the portion of the first interest payment allocable to pre-issuance accrued interest.

Amortizable Bond Premium:

A holder that purchases the Additional Notes due 2022 for a price (excluding any amount attributable to pre-issuance accrued interest) in excess of the stated principal amount of the Additional Notes due 2022 will have acquired the Additional Notes due 2022 with bond premium. Certain holders may elect to amortize bond premium under the constant yield method over the remaining term of the Additional Notes due 2022. If a holder makes this election, it will apply to all taxable debt instruments having bond premium that the holder owns or subsequently acquires and may not be revoked without the consent of the IRS. Amortized bond premium will be treated as an offset to interest income on the Notes rather than as a separate item of deduction and will reduce an electing holder’s tax basis for U.S. federal income tax purposes. If a holder does not elect to amortize bond premium, the premium will be included in its basis for purposes of computing the amount of gain or loss recognized on a taxable disposition of the Additional Notes due 2022.

Minimum Denomination:

In the case of the Notes due 2022 and the Notes due 2027, $2,000 and integral multiples of $1,000 in excess thereof. In the case of the Additional Notes due 2022, $1,000 and integral multiples of $1,000 in excess thereof.

Expected Settlement Date:	March 14, 2017 (T+3)

CUSIP:	17252M AM2	17252M AN0	17252M AL4

ISIN:	US17252MAM29	US17252MAN02	US17252MAL46

Ratings:*	A3 / BBB+ (Stable / Stable) (Moody’s / S&P)

Joint Book-Running Managers:	J.P. Morgan Securities LLC KeyBanc Capital Markets Inc.
Co-Managers:	MUFG Securities Americas Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 or KeyBanc Capital Markets Inc. at (866) 227-6479.

Any notices that may appear below are not applicable to this communication and should be disregarded. Such text has been automatically generated as a result of this communication having been sent via an electronic delivery system.